DUBLI, INC.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486
(561) 417-1500

February 7, 2012

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    DubLi, Inc.
Item 4.02 Form 8-K/A
Filed January 25, 2013
Response dated January 25, 2013
File No. 0-49801

Dear Mr. Mew:

We are responding to the staff’s January 30, 2013 comment letter. For reference, we have included each comment followed by our response.

Item 4.02 Form 8-K/A filed January 25, 2013

Comment:

1.	Refer to your second paragraph of Form 8-K/A and your response to comment 1. We note you intend to restate revenues within your Form 10-K for the year ended September 30, 2012. Please also separately restate revenues by amending Forms 10-Q for the quarterly periods ended December 31, 2011, March 31, 2012 and June 30, 2012. Further, please ensure your restated financial statements specifically state and characterize the restatements as corrections of accounting errors.
Response:

We will separately restate revenues by amending Forms 10-Q for the quarterly periods ended December 31, 2011, March 31, 2012 and June 30, 2012 and ensure that our restated financial statements specifically state and characterize the restatements as corrections of accounting errors.

Comment:

2.
Refer to paragraphs 1 to 3 of the Form 8-K/A and your response to comment 2. Please clearly indicate that the restatements are to correct accounting errors in revenue recognition in paragraph 1 and state that the sales of the proprietary electronic gift cards are not considered revenue generating activities under GAAP in paragraphs 2, 3 and elsewhere, as applicable, throughout the filing. In addition, we believe the restatements are correction of errors resulting from misapplication of GAAP rather than an issue in determining net versus gross revenue presentation or the election of a more preferable accounting treatment under GAAP. As such, please remove the language indicating a net presentation of revenue is a more appropriate accounting treatment under GAAP or similar wordings throughout the Form 8-K/A.

Response:

We have filed a second amendment to the Form 8-K with paragraphs 1 to 3 revised to clearly indicate that the restatements are to correct accounting errors in revenue recognition in paragraph 1 and state that the sales of the proprietary electronic gift cards are not considered revenue generating activities under GAAP in paragraphs 2, 3 and elsewhere, as applicable, throughout the filing. The revised paragraphs read as follows:

“On December 12, 2012, the audit committee of the board of directors of DubLi, Inc. (the “Company”), in consultation with the Company’s auditors, Cherry Bekaert LLP, determined that the Company’s Consolidated Statements of Operations for the year ended September 30, 2011, and for each of the three quarters ended December 31, 2011, March 31, 2012 and June 30, 2012 (collectively, the “Financial Statements”) should not be relied upon because the Company needs to revise its presentation of revenue from a gross to a net presentation for the sales of its proprietary electronic gift cards. A restatement of the consolidated financial statements is necessary to correct accounting errors in revenue recognition because the sales of the proprietary electronic gift cards are not considered revenue generating activities under Generally Accepted Accounting Principles.

The Company will be amending its Securities and Exchange Commission reports filed on or before February 15, 2013 on Form 10-K for the year ended September 30, 2012 in order to restate revenues from the sales of its electronic gift cards sold and the DubLi credits used on its Xpress auction to be net of the related cost of the gift cards. Historically, the Company has reported the gross amount of the gift card sold plus the Dubli credits used in the auction as revenue and the face value of the gift card delivered to the customer was reported as a direct cost of revenue. However, on December 12, 2012, the audit committee concluded that a presentation of the net revenue after deducting the face value of the gift card sold was needed to correct the accounting error because the sales of the proprietary electronic gift cards are not considered revenue generating activities under Generally Accepted Accounting Principles.

Previously, the Company recognized revenue on the sale of gift cards based on the gross transaction price, with the value of the gift card being treated as cost of sales. However, management has now determined that, because the Company’s proprietary gift cards provide the purchaser with a right to receive cash in the amount of the gift card, the transactions are an exchange of one type of cash equivalent for another. As such, the value of the gift card should be netted against the proceeds the Company receives, with only the net amount categorized as revenue. The sales of the proprietary electronic gift cards are not considered revenue generating activities. Also included in the face value of the gift card is a cash incentive equal to the difference between the face value of a proprietary gift card and the agreed upon sale price (i.e., winning bid amount) and is recognized as a reduction of the related revenue.”

Comment:

3.
Please clarify for us the meaning of the last sentence of the third paragraph of the Form 8-K/A in which you state “[a]s such, the value of the gift card should be netted against the proceeds … the net amount categorized as revenue.” We are unclear if you are addressing the cash incentives related to the gift card sales. If so, please revise to indicate the cash incentive is the difference between the face value of a proprietary gift card and the agreed upon sale price (i.e., winning bid amount) and is recognized as a reduction of the related revenue.

Response:

In the third paragraph we describe that we are netting the entire face amount of the gift card against revenue received from both the sale of the gift card plus the related DubLi Credits used in that particular auction. The face amount of the gift card includes the cash incentive. I refer you to the example given in our previous response dated January 25, 2013. I have added a final sentence to the third paragraph (shown above in response No. 2) to clarify that included in the face value of the gift card is a cash incentive equal to the difference between the face value of a proprietary gift card and the agreed upon sale price (i.e., winning bid amount) and is recognized as a reduction of the related revenue.

Comment:

4.
Refer to the fifth paragraph of the Form 8-K/A and response to comment 3 in connection to the second error. Please provide comprehensive disclosure regarding the exact nature of the second error as well as the facts and circumstances leading to the error. Similarly, revise the proposed disclosure within Note 2 related to this error.

Response:

The second error was a spreadsheet calculation error. For the DubLi Network subsidiary we determine the amount of cost to defer each quarter, by using the current period costs as a percentage of current period revenues. The calculation was erroneously made prior to the elimination of Business Associate resales, thus revenues were overstated (for this calculation only) resulting in an overstatement of the deferred costs on a percentage basis. The resales are properly eliminated in the consolidation of DubLi Network, Ltd and

DubLi.com, Ltd and so no further error occurred. The error was limited to the pre-consolidation computation of deferred revenue on DubLi Network. We discovered the error while making the fourth quarter deferred revenue and expense calculations. I have added the following to paragraph 5:

“In addition to the adjustment described above (1), the Company discovered a second error (2) in the calculation of deferred costs presented in its third quarter report. The overstatement of deferred costs was the result of a computational error made while manually computing the third quarter deferral. The effect of the first correction (1) to the Consolidated Financial Statements will result in a reduction of previously reported revenue and a corresponding reduction in the direct cost of revenue as described in adjustment above and has no effect on the Company’s financial position, results of operations or cash flows or any per share amounts. The effect of the second correction (2) to the Consolidated Financial Statements will result in a reduction of the previously reported deferred cost asset and a corresponding increase in the direct cost of revenue and operating expenses the net effect of which is to increase net loss by $1,151,596 and other comprehensive loss by $1,091,484. Other comprehensive loss decreased $60,111 for the foreign currency translation effect of the adjustment. Net loss per share of ($0.01) did not change for the third quarter but did increase from ($0.02) to ($0.03) for the nine months ended June 30, 2012. The effects of both adjustments are shown below:

Comment:

5.
We note your response to comment 4 as well the disclosure in the last paragraph of the Form 8-K/A that “[t]his restatement will not result in the disclosure of an additional material weakness; it is the result of a previously disclosed material weakness.” Please explain to us in detail and disclose how the identification and the correction of the second error did not represent a new material weakness.

Response:

We have consistently reported that our most serious material weaknesses include the following:

•	Inadequate accounting personnel.

•	Delays in the post-Merger integration of the Company’s and CG’s administrative, accounting and reporting systems and procedures.

•	Delays in the post-Merger integration and implementation of an effective system of internal control that governs the combined entities.

Our accounting errors can all be attributed to the previously reported weakness. We lack fully integrated computer systems. Because we are not yet fully automated, we rely heavily on spreadsheets and manual processes which are error prone and more difficult to control. We have problems with timely and efficient reporting following lengthy and complex reconciliation and closing process and due to these constraints our review processes are not always effective. These problems were exacerbated in the third and fourth quarters with rapid changes in the business and significant increases in daily transaction volumes to more than 250,000 transactions per day. A new error does not necessarily indicate a new weakness in control.

Comment:

6.
Refer to your proposed disclosure in Note 2 under “Restatement of Previously Filed Interim and Annual Financial Statements.” As part of your consideration to our above comments 2 and 3, please revise your statement that “[t]he Company has restated its previously issued Consolidated Statements of Operations for the year ended September 30, 2011, and for each of the three quarters ended December 31, 2011, March 31, 2012 and June 30, 2012 to correct for an error in its presentation of revenues… to show the net amount of revenue after deducting the face value of the gift card sold and delivered to the customer” accordingly.

Response:

We will revise the proposed disclosure as suggested.

Comment:

7.
Refer to your proposed disclosure in Note 9 related to the tabular presentation of gross sales amounts of electronic gift cards. Since the electronic gift cards’ sales are not considered revenue generating activities under GAAP, we consider the table a non-GAAP presentation and therefore, it should be clearly labeled as such. In addition, please provide all of the disclosures as required by Item 10(e) of Regulation S-K or revise to remove the presentation.

Response:

We will revise the proposed disclosure to label the table a non-GAAP disclosure and we will provide all of the disclosures as required by Item 10(e) of Regulation S-K.

Comment:

8.
We note your proposed disclosure in Note 2 that “[t]he Company defers any revenue that is subject to refund, and, for which the product has not been delivered or the service has not been rendered net of an estimated allowance for breakage.” We also note your proposed breakage disclosure in Item 7 that you recognize breakage revenues on unused or expired credits and that unused credits are categorized as a liability until used or expired. Please clarify your policy for recognizing breakage. Further, we note you did not recognize breakage revenues on bidding credits in prior years because of your inability to track expired credits.

Therefore, we are unclear about the appropriateness of your recognition of breakage revenues on bidding credits for the electronic gift cards under GAAP in light of the limited operating history and your previous inability to track expired credits. Please explain and address, but do not limit your response, to the following items:

•	the expiration terms of the credits sold to both Business Associates and others,

•	how long the current expiration terms have been in place,

•	whether or not you are able to track expiration of the credits and if so, when you had a system in place that provided you that ability.

We may have further comment.

Response:

Regarding your assertion that we “…did not recognize breakage revenues on bidding credits in prior years because of your inability to track expired credits.” We settled the issue of breakage with the SEC staff upon the completion of your review of our Form 10-K for the year ended September 30, 2010 which resulted in a restatement of those financial statements as follows:

“Note 2 - Summary of Significant Accounting Policies

Restatement of Previously Filed Interim and Annual Financial Statements

On December 2, 2011, during the Company’s year-end close procedures conducted during the audit of its September 30, 2011 consolidated financial statements, management concluded that a misstatement occurred as a result of an error in accounting for breakage revenue from unused DubLi Credits. Management concluded that its accounting method did not properly recognize breakage revenue. The Company has revised its breakage policy to include only DubLi Credits remaining in closed Business Associate accounts and is developing system changes that will automatically determine expiration.

The audit committee of the Company’s board of directors reached the conclusion that, as a result of such adjustments, the Company’s previously issued consolidated financial statements for the year ended September 30, 2010 and 2009 required restatement as more fully described in Note 15.”

“Note 15 – Corrections of Errors and Restatements and Reclassifications

The Company has restated its consolidated balance sheets as of September 30, 2010 and its consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the year then ended to correct errors in its accounting.

On December 2, 2011, management concluded that a misstatement occurred as a result of an error in accounting for breakage revenue from unused DubLi credits. The Company previously estimated breakage based upon a three year historical analysis of actual usage. Management concluded that this method did not properly recognize breakage revenue because the Company did not have sufficient history to enable it to record breakage revenue prior to expiration of the DubLi Credits.

The Company has revised its breakage policy to record as breakage only those unused DubLi Credits remaining in Business Associate accounts 30 days after the account was closed for non-renewal.”

We have consistently used the breakage policy described above in the consolidated financial statements, for 2010, 2011 and 2012. The breakage method is based upon contractual rights pursuant to the terms and conditions of the Business Associate contract which include:

“The term of this Agreement is one year. If I fail to annually renew my DubLi Network business, or if it is canceled or terminated for any reason, I understand that I will permanently lose all rights as a BA. I shall not be eligible to sell DubLi Network products and services nor shall I be eligible to receive commissions, bonuses, or other income from the DubLi Network. If I am a Gold, Silver or Bronze BA, I need to renew my Gold, Silver or Bronze BA package to maintain the benefits associated with these packages. In the event of cancellation, termination or non-renewal, I waive all rights I have, including but not limited to property rights, to my former sales organization and to any bonuses, commissions or other remuneration derived through the sales or other activities of my former down-line organization. Payments for eBiz Kits, Product Packages or Renewal Fees will not be refunded. A voluntary cancellation by the BA during the contractual term of one year or every renewal period of one year is not possible.”

In answer to your questions regarding the following items:

•	the expiration terms of the credits sold to both Business Associates and others
The DubLi Credits do not expire in the hands of the business associate. DubLi Network, Ltd records breakage on the DubLi credits forfeited by BA’s who do not annually renew their status as a Business Associate. In addition to the published terms, the Company allows a 30 day grace period for lapsed renewals. Following that 30 day grace period, the account is closed and its contents are written off.

DubLi.com, Ltd follows a similar practice in that it closes user accounts and deletes the unused DubLi Credits in those accounts that have had no activity during the preceding 12 months. However, breakage in those user accounts has never been material. This is the most practical method of enforcing its expiration policy which is stated on DubLi.com as follows:

“We encourage you to use Credits promptly, as usage offers are subject to change or discontinuance at any time, and we have no obligation to continue making any offers available for Credit usage. Credits and the Paid Service Licenses they represent expire 12 months from the date of purchase. Credits that are not used within the said 12-month period shall automatically expire.”

•	how long the current expiration terms have been in place,
The DubLi Network policy has been in place in some form since 2006 and in its current form since 2009. The DubLi.com policy has been in place in some form since 2010 and in its current form since 2012

•	whether or not you are able to track expiration of the credits and if so, when you had a system in place that provided you that ability.
We are not able to track individual credits; we track individual BA and user accounts and the activity therein from which we compute breakage.

Comment:

9.	Reference is made to your proposed disclosure under Item 7, specifically your tabular presentations. Please ensure that all periods restated are labeled as such.
Response:

Our filings will clearly indicate that information is restated where appropriate.

* * * * *

If you require any additional information, kindly contact Michael Hansen, CEO at mhansen@dublicorp.com or 561-417-1500.

Sincerely,

Michael Hansen
Chief Executive Officer

Cc:     Leslie J. Croland, P.A. Edwards Wildman Palmer LLP
Brian Zophin, Partner, Cherry Bekaert LLP
DubLi, Inc. Audit Committee